Exhibit 99.1

Maris-Tech to Unveil Diamond Ultra at DEFEA 2025: Advanced 360° 3D Situational Awareness Platform for AFVs

Live Demos of Diamond Ultra and Tactical Edge AI Solutions
at Hall 2, Stand C12

Rehovot, Israel, April 25, 2025 (GLOBE NEWSWIRE) -- Maris-Tech Ltd. (Nasdaq: MTEK, MTEKW) (“Maris-Tech” or the “Company”), a global leader in video and artificial intelligence (“AI”)- based edge computing technology, today announced that it will be participating in the upcoming DEFEA 2025 exhibition, taking place on May 6–8, 2025, at the Metropolitan Expo in Athens, Greece. Maris-Tech will present its latest AI-based edge computing video intelligence solutions at Hall 2, Stand C12, including live demonstrations of its new situational awareness platform, Diamond Ultra.

Diamond Ultra provides 360° 3D situational awareness and advanced airborne threat protection, integrating up to 11 HD and SD camera inputs. Powered by dual AI acceleration, Diamond Ultra enables real-time monitoring across all cameras simultaneously, delivering instant alerts on potential threats. Designed for mission-critical environments, Diamond Ultra enhances threat detection and response for urban and open terrain combat, supporting armored fighting vehicles (“AFVs”), observation posts, and various defense and surveillance applications.

Visitors will see this high-performance platform in action and explore additional solutions like Opal, Coral, and Jupiter Drones. Built to perform in high-risk environments, Maris-Tech’s solutions combine ultra-low latency streaming, AI-powered threat classification, and ruggedized form factors optimized for defense and homeland security (“HLS”) applications.

“We invite defense professionals to experience our 360° 3D situational awareness platform – Diamond Ultra – first hand, as well as explore our full suite of solutions at our booth,” said Israel Bar, Chief Executive Officer of Maris-Tech. “Our products are designed to deliver mission-critical insights where every second counts, ensuring defense teams are equipped with precise, actionable intelligence.”

Attendees can book a face-to-face meeting with the Maris-Tech’s team in advance by emailing sales@maris-tech.com.

About Maris-Tech Ltd.

Maris-Tech is a global leader in video and AI-based edge computing technology, pioneering intelligent video transmission solutions that conquer complex encoding-decoding challenges. Our miniature, lightweight, and low-power products deliver high-performance capabilities, including raw data processing, seamless transfer, advanced image processing, and AI-driven analytics. Founded by Israeli technology sector veterans, Maris-Tech serves leading manufacturers worldwide in defense, aerospace, Intelligence gathering, HLS, and communication industries. We’re pushing the boundaries of video transmission and edge computing, driving innovation in mission-critical applications across commercial and defense sectors.

For more information, visit https://www.maris-tech.com/

Forward-Looking Statement Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect”,” “may”, “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. For example, the Company is using forward-looking statements when it is discussing the Company’s presentation and demonstration of its new AI-based platform, Diamond Ultra, and additional solutions like Opal, Coral, and Jupiter Drones at the DEFEA 2025 and future benefits of the Company’s products including mission-critical insights ensuring defense teams are equipped with precise, actionable intelligence. The Company’s actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: its ability to successfully market its products and services, including in the United States; the acceptance of its products and services by customers; its continued ability to pay operating costs and ability to meet demand for its products and services; the amount and nature of competition from other security and telecom products and services; the effects of changes in the cybersecurity and telecom markets; its ability to successfully develop new products and services; its success establishing and maintaining collaborative, strategic alliance agreements, licensing and supplier arrangements; its ability to comply with applicable regulations; and the other risks and uncertainties described in the Annual Report on Form 20-F for the year ended December 31, 2024, filed with the SEC on March 28, 2025, and its other filings with the Securities and Exchange Commission. The Company undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations:

Nir Bussy, CFO
Tel: +972-72-2424022
Nir@maris-tech.com